UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DREAM FINDERS HOMES, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

26154D100
(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Patrick O. Zalupski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,120,481*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,120,481*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,120,481*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 64.3%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*The amount beneficially owned assumes the conversion of all 59,226,153 shares of Class B Common Stock into Class A Common Stock and consists of (i) shares of restricted Class A Common Stock with vesting subject to continued service, (ii) 57,820,586 shares of Class B Common Stock held directly and (iii) 1,405,567 shares of Class B Common Stock owned indirectly through trusts and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

** Percent of class is calculated based on 34,250,080 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2024 and assumes the conversion of all 59,226,153 shares of Class B Common Stock into Class A Common Stock.

Item 1(a).	Name of Issuer:

Dream Finders Homes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14701 Philips Highway, Suite 300, Jacksonville, Florida 32256.

Item 2(a).	Name of Person Filing:

Patrick O. Zalupski

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address is c/o Dream Finders Homes, Inc. 14701 Philips Highway, Suite 300, Jacksonville, Florida 32256.

Item 2(c).	Citizenship:

Mr. Zalupski is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

26154D100

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)
Amount Beneficially Owned: 60,120,481 shares of Class A Common Stock, assuming the conversion of all 59,226,153 shares of Class B Common Stock into Class A Common Stock. The amount includes (i) shares of restricted Class A Common Stock with vesting subject to continued service, (ii) 57,820,586 shares of Class B Common Stock held directly and (iii) 1,405,567 shares of Class B Common Stock owned indirectly through trusts and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such trust.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

Mr. Zalupski entered into a prepaid variable forward sale contract with an unaffiliated third party buyer whereby he pledged an aggregate of 1,000,000 shares (the "Pledged Shares") of Class B Common Stock to secure obligations under the contract, and retained dividend and voting rights in the Pledged Shares during the term of the pledge.  The contract obligates Mr. Zalupski to deliver to the buyer, on the applicable settlement date for each of the 10 components, up to one hundred percent (100%) of the number of Pledged Shares for such component or, at Mr. Zalupski 's option, an equivalent amount of cash. The number of shares to be delivered to the buyer on the settlement date (or on which to base the amount of cash to be delivered to the buyer on the settlement date) is to be determined as follows: (a) if the volume-weighted average price of the Class A Common Stock on the designated valuation date for the applicable component within the period from 8/16/2027 to 8/27/2027 (each, a "Settlement Price") is less than or equal to $22.12 (the "Floor Price"), Mr. Zalupski will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Settlement Price is greater than the Floor Price but less than or equal to $55.30 (the "Cap Price"), Mr. Zalupski will deliver to the buyer the number of shares equal to one hundred percent (100%) of the Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is such Settlement Price and (c) if such Settlement Price is greater than the Cap Price, Mr. Zalupski will deliver to the buyer the number of shares equal to one hundred percent (100%) of Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price plus the excess of such Settlement Price over the Cap Price, and the denominator of which is such Settlement Price.  In connection with the entry into the forward contract, Mr. Zalupski received an upfront cash payment of $16,064,650.00.

(b)
Percent of Class:  64.3%, assuming the conversion of all 59,226,153 shares of Class B Common Stock into Class A Common Stock (Percent of class is calculated based on 34,250,080 shares of Class A Common Stock of the Issuer outstanding as of October 24, 2024 and assumes the conversion of all 59,226,153 shares of Class B Common Stock into Class A Common Stock).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 60,120,481

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 60,120,481

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: NNovember 13, 2024

/s/ Patrick O. Zalupski Patrick O. Zalupski